Synergy potential from the merger between Statoil and Hydro’s oil and gas activities

Cautionary statement

CAUTIONARY NOTE IN RELATION TO FORWARD-LOOKING INFORMATION

The matters set forth in this presentation, in particular statements as to the expected benefits of the merger such as synergies, efficiencies, cost savings, financial strength, and the competitive ability and position of the combined company are forward-looking statements. In some cases, we use words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. These forward-looking statements reflect current, preliminary views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. You should also note that some or all of the assumptions upon which such forward-looking statements are based are beyond our ability to control or estimate precisely and may in some cases be subject to rapid and material changes. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the possibility that cost synergies, new growth opportunities, improved performance and other anticipated benefits from the merger cannot be fully realized; required approvals by Statoil’s and Hydro’s shareholders and regulatory agencies; the possibility that costs or difficulties related to the integration of Hydro’s oil and gas activities and Statoil will be greater than expected; the ability to manage regulatory, tax and legal matters, including changes in tax rates; the impact of competition and other risk factors relating to the industry as detailed from time to time in Statoil’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this presentation, either to conform them to actual results or to changes in our expectations.

Key synergy components



New growth opportunities
Improved performance
Cost synergies

- Combine portfolio and build scale to pursue new growth opportunities
- Strengthen revenue generation by sharing best practice from two high performing organizations
- Deliver cost synergies by eliminating duplication and utilizing economies of scale

Estimated cost synergy potential*


New growth opportunities
Improved performance
Cost synergies

Exploration and Business Development

Operations and Project Development

Administration and Business Support


~4 Bill NOK
Gross
NewCo Share

- Released internal resources will to a large extent be redeployed to pursue other value creating activities
- Synergies relate to both capital expenditures and operating costs
- Synergy estimate cannot be reconciled to our corporate financial statements

* Annual, pre-tax figures

Improved performance


New growth opportunities
Improved performance
Cost synergies

Transfer of best practice and redeployment of scarce competence:

- Drilling and well activities
- Increased oil/gas recovery
- Integrated operations (e-field)
- Core area management
- International experience
- Etc.

- Oil and gas production
- Trading competence
- Field developments

New growth opportunities


New growth opportunities
Improved performance
Cost synergies

Increased organizational capabilities

Increased financial and risk capacity

Increased asset portfolio

- Increased opportunity set
- Technological leadership
- Forceful international competitor
- Flexibility to highgrade the asset portfolio